                                                      --------------------------
                                                             OMB APPROVAL
                                                       -------------------------
                                                       OMB Number:     3235-0145
                                                       Expires:  August 31, 1999
                                                       Estimated average burden
                                                       hours per response..14.90
                                                       -------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2 )*


                          SWISSRAY INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  871016-20-0
--------------------------------------------------------------------------------
                                (CUSIP Number)

JOHN M. LIVIAKIS, 495 MILLER AVE., 3RD FL., MILL VALLEY, CA 94941, (415)389-4670
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                OCTOBER 13, 1999
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e) or 240.13d-1(f), or 240.13d-1(g), check the following box [ ].

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).



        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No.     871016-20-0                                      PAGE 2 OF 8 PAGES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
   1  Name of Reporting Persons.
      I.R.S. Identification Nos. of above person (entities only).

      LIVIAKIS FINANCIAL COMMUNICATIONS, INC. 68-0311399
--------------------------------------------------------------------------------
   2  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3  SEC Use Only

--------------------------------------------------------------------------------
   4  Source of Funds (See Instructions)
      OO
--------------------------------------------------------------------------------
   5  Check if Disclosure of Legal Proceedings is Required Pursuant To Items
      2(d) or 2(e)                                                           [ ]

--------------------------------------------------------------------------------
   6  Citizenship or Place of Organization

      CALIFORNIA
--------------------------------------------------------------------------------
                      7   Sole Voting Power
                          -0-
     Number Of        ----------------------------------------------------------
       Shares         8   Shared Voting Power
    Beneficially          3,000,000
      Owned by        ----------------------------------------------------------
        Each          9   Sole Dispositive Power
     Reporting            3,000,000
       Person         ----------------------------------------------------------
        With          10  Shared Dispositive Power
                          -0-
--------------------------------------------------------------------------------
  11  Aggregate Amount Beneficially Owned by Each Reporting Person

      3,000,000
--------------------------------------------------------------------------------
  12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]

--------------------------------------------------------------------------------
  13  Percent of Class Represented by Amount in Row (11)

      20.6%
--------------------------------------------------------------------------------
  14  Type of Reporting Person*

      CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1.       SECURITY AND ISSUER.

         The title of the class of equity securities to which this Amended Statement on Schedule 13D relates is common stock, $.01 par value (the "Common Stock"), issued by SWISSRAY International, Inc., a New York corporation (the "Corporation"). The principal offices of the Corporation are located at 200 East 32nd Street, Suite 34-B, New York, New York 10016.

2.       IDENTIFY AND BACKGROUND.

         This Amended Statement is filed by Liviakis Financial Communications, Inc., a California corporation ("LFC").

         LFC's principal business is as a consultant in the areas of financial and investor public relations and communications. LFC's principal business and principal office address is 495 Miller Avenue, Mill Valley, California 94941.

         LFC's President is John M. Liviakis ("JML"), and its Treasurer, Chief Financial Officer and Secretary is Renee A. Liviakis ("RAL"). JML and RAL are the only executive officers of LFC. The activities associated with these positions constitute the principal occupation and employment of JML and RAL. JML and RAL are LFC's only directors and are its sole stockholders. JML and RAL are citizens of the United States, and their business address is LFC's principal business address specified above.

         During the past five years, none of LFC, JML and RAL has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during such period none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject such person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Amended Schedule 13D is being filed to report 3,000,000 shares of Common Stock which the Corporation issued to LFC pursuant to a Consulting Agreement dated effective as of March 29, 1999 by and between the Corporation and LFC (the "Consulting Agreement"). Under the Consulting Agreement, LFC undertakes to perform certain investor communications, financial and investor public relations, and related services for the Corporation through March 28, 2000. A copy of the Consulting Agreement has been filed as Exhibit "A" to this
Schedule 13D.

         On July 7, 1999, LFC entered into a Voting Trust Agreement dated as of March 29, 1999 (the "Voting Trust Agreement") by and among the Corporation, LFC and Ruedi G. Laupper as voting trustee (the "Voting Trustee"). Pursuant to the Voting Trust Agreement, LFC transferred legal title to the 3,000,000 shares of Common Stock to the

Voting Trustee, in whom legal title was to remain while LFC was the beneficial owner of such shares or until certain other events occur. While legal title to the shares remained with the Voting Trustee, all voting rights attaching to such shares were to be vested in and exercised by the Voting Trustee. LFC entered into the Voting Trust Agreement in fulfillment of its obligation arising under the terms of the Consulting Agreement. A copy of the Voting Trust Agreement has been filed as Exhibit B to this Amended Schedule 13D.

       On or about October 13, 1999, LFC, the Corporation and the Voting Trustee entered into a letter agreement bearing the date of September 29, 1999 (the "Letter Agreement") terminating the Voting Trust Agreement. A copy of the Letter Agreement is being filed as Exhibit C to this Amended Schedule 13D. In connection with entering into the Letter Agreement, LFC affirmed LFC's obligations under Section 4.3(d) of the Consulting Agreement, pursuant to which LFC agreed that while LFC retains beneficial ownership of all or any portion of the 3,000,000 shares of Common Stock delivered to LFC pursuant to the Consulting Agreement LFC will (a) vote such shares in favor of Ruedi G. Laupper continuing to maintain his current position(s) with the Corporation and (b) give Ruedi G. Laupper and/or his designee the right to vote LFC's shares at all of the Corporation's shareholder meetings. In addition, LFC agreed that at the request of Mr. Laupper LFC (x) would provide Mr. Laupper or his designee with an irrevocable proxy to vote all or any portion of said 3,000,000 shares of Common Stock to which LFC retains beneficial ownership at any meetings of the Corporation's shareholders or (y) would execute written consents on behalf of such shares to actions being taken by the Corporation's shareholders. LFC also agreed that in the event of a breach by LFC of the foregoing covenants LFC would redeposit all or such portion of said 3,000,000 shares of Common Stock to which LFC then retains beneficial ownership pursuant to a voting trust agreement having terms identical to the terms of the Voting Trust Agreement.

4.     PURPOSE OF TRANSACTION.

       The 3,000,000 shares of Common Stock issued by the Corporation to LFC were issued as consideration for consulting services rendered and to be rendered by LFC pursuant to the Consulting Agreement.

       LFC has no plans or proposals which relate to or would result in: any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Corporation or any subsidiary of the Corporation; the sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any change in the Corporation's present Board of Directors or management; any material change in the present capitalization or dividend policy of the Corporation; any material change in the Corporation's business or corporate structure; any changes in the Corporation's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; a class of securities of the Corporation being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any similar action.

5.     INTEREST IN SECURITIES OF THE ISSUER.

       LFC has the sole power to direct the disposition of the 3,000,000 shares of Common Stock issued by the Corporation to LFC pursuant to the Consulting Agreement. LFC would exercise its power to direct the disposition of such securities through its officers and directors, JML and RAL. While LFC has the sole legal power to direct the vote of such shares of Common Stock, pursuant to the Letter Agreement and Consulting Agreement LFC has agreed at the request of Ruedi G. Laupper to exercise that power in the manner directed by Mr. Laupper or his designee or to transfer that power to Mr. Laupper or his designee.

       The 3,000,000 shares of Common Stock that LFC acquired pursuant to the Consulting Agreement, as to which LFC has the sole power to direct the disposition and shared power to direct the vote, represent approximately 20.6% of the outstanding Common Stock of the Company. The calculation of the percentage of the class of Common Stock is based on the 14,541,537 shares of Common Stock which the Corporation reported as outstanding as of August 24, 1999 in its Annual Report on Form 10-K for the year ended June 30, 1999.

       During the past sixty days, LFC has not engaged in any transactions in Common Stock, other than entering into the Letter Agreement and joining in the termination of the Voting Trust Agreement.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       The Corporation entered into the Consulting Agreement with LFC and pursuant thereto issued 3,000,000 shares of Common Stock to LFC in consideration for consulting services performed and to be performed by LFC pursuant to the Consulting Agreement through March 28, 2000. The Corporation has the right to extend the term of the Consulting Agreement for an additional year through March 28, 2001 by issuing to LFC that number of additional shares of Common Stock calculated by dividing $630,000 by the average closing bid price for Common Stock during the ten trading days preceding March 29, 2000. In the Consulting Agreement, LFC agrees that while it retains beneficial ownership of the 3,000,000 shares of Common Stock that it has received pursuant to the Consulting Agreement, or any portion thereof, it will (i) vote such shares in favor of Ruedi G. Laupper continuing to maintain his current positions with the Corporation; (ii) give Mr. Laupper or his designee the right to vote LFC's shares at all meetings of the Corporation's shareholders; and (iii) enter into a voting trust agreement to effectuate the foregoing arrangements. Pursuant to those provisions,

LFC entered into the Voting Trust Agreement. In the Letter Agreement, LFC entered into the agreements described in Item 3 and incorporated herein by reference.

       Except for the Consulting Agreement, the Voting Trust Agreement and the Letter Agreement, there are no contracts, arrangements, understandings or relationships between LFC and any other person with respect to any securities of the Corporation.

7.     MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit A - Consulting Agreement, dated effective March 29, 1999, by and between the Corporation and LFC.

       Exhibit B - Voting Trust Agreement, dated as of March 29, 1999, by and among the Corporation, LFC and the Voting Trustee.

       Exhibit C - Letter Agreement bearing the date of September 29, 1999 by and among LFC, the Corporation and the Voting Trustee.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 1999                 Liviakis Financial Communications, Inc.


                                        By   /s/ John M. Liviakis
                                          --------------------------------------
                                               John M. Liviakis, President

                                    EXHIBIT C
                                    ---------

                     Liviakis Financial Communications, Inc.
                           2420 "K" Street - Suite 220
                          Sacramento, California 95816



                               September 29, 1999



SWISSRAY International, Inc.
200 East 32nd Street - Suite 34-B
New York, New York 10016

Ruedi G. Laupper, Voting Trustee
200 East 32nd Street - Suite 34-B
New York, New York 10016

Gentlemen:

       Liviakis Financial Communications, Inc. ("LFC") has requested SWISSRAY International, Inc. ("Swissray") and Ruedi G. Laupper, in his capacity as Voting Trustee (the "Trustee") under that certain Voting Trust Agreement dated as of March 29, 1999 by and among Swissray, LFC and the Trustee (the "Voting Trust Agreement") to terminate the Voting Trust Agreement as an accommodation to LFC.

       In connection therewith and in consideration for the termination of the Voting Trust Agreement, LFC hereby:

       1. affirms LFC's obligations under Section 4.3(d) of that certain Consulting Agreement between Swissray and LFC effective March 29, 1999 (the "Consulting Agreement"), under which LFC agrees that throughout the period of time that [LFC] retains beneficial ownership of all or any portion of the 3,000,000 shares of [Swissray Common Stock delivered to LFC pursuant to the Consulting Agreement] that [LFC] shall (a) vote such shares in favor of Ruedi G. Laupper continuing to maintain his current position(s) with [Swissray] and (b) give Ruedi G. Laupper and/or his designee the right to vote [LFC's] shares at all [Swissray] shareholder meetings.

       2. agrees at the request of the Ruedi G. Laupper to provide Mr. Laupper or his designee with an irrevocable proxy to vote all or any portion of said 3,000,000 shares of Swissray Common Stock to which LFC retains beneficial ownership at any meetings of the shareholders of Swissray or to execute on behalf of LFC any consents of shareholders to actions being taken by the shareholders of Swissray.

       3. agrees in the event of a breach by LFC of the covenants represented by paragraphs 2 and 3 above to redeposit all or such portion of said 3,000,000 shares of Swissray Common Stock to which LFC then retains beneficial ownership pursuant to a voting trust agreement having terms identical to the terms of the Voting Trust Agreement.

       If the foregoing establishes an acceptable basis for the termination of the Voting Trust Agreement, please so indicate by signing and returning to LFC a copy of this letter.

                                        Very truly yours,

                                        Liviakis Financial Communications, Inc.

                                        By /s/ John M. Liviakis
                                           -------------------------------------




The foregoing establishes an acceptable
basis for the termination of the Voting
Trust Agreement.


SWISSRAY International, Inc.

By /s/ Ruedi G. Laupper
   --------------------------------
   Chairman and President CEO

 /s/ Ruedi G. Laupper
-----------------------------------
Ruedi G. Laupper, Voting Trustee